T. Rowe Price California Tax-Free Income Trust

California Tax-Free Bond Fund
California Tax-Fee Money Fund

The investment strategy for the bond fund was revised to comply with the 80% name test.

The investment policy on municipal warrants for the bond fund was removed from the prospectus because the fund does not expect to invest in municipal warrants.

The investment policy on index total return swaps for the bond fund was removed.

 An investment policy for swaps was added for the bond fund, stating that the fund will not enter into a swap agreement with any single counterparty if the net amount owed or to be received under existing contracts with that party would exceed 5% of fund total assets, or if the net amount owed or to be received under all outstanding swap agreements will exceed 10% of fund total assets. The total market value of securities covering call or put options may not exceed 25% of fund total assets. No more than 5% of fund total assets will be committed to premiums when purchasing call or put options.